UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025.

Commission File Number 001-42308

CLICK HOLDINGS LIMITED

(Translation of registrant’s name into English)

Unit 709, 7/F., Ocean Centre

5 Canton Road

Tsim Sha Tsui, Kowloon

Hong Kong

Telephone: +852 2691 8900

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Click Holdings Limited furnishes under the cover of Form 6-K the following in connection with the general meeting of its shareholders.

Exhibits

Exhibit No.	Description
99.1	Notice and Proxy Statement of 2025 General Meeting of the Shareholders of Click Holdings Limited, to be held on 14 April 2025.
99.2	Form of Proxy Card
99.3	Click Holdings Limited 2025 Equity Incentive Plan and Hong Kong Sub Plan
99.4	Form of Second Amended and Restated Memorandum and Articles of Association

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 21, 2025	CLICK HOLDINGS LIMITED

	By:	/s/ Chan Chun Sing
	Name:	Chan Chun Sing
	Title:	Chief Executive Officer

2